UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-31739

AuRico Gold Inc.
(Translation of registrant's name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 17, 2014.

AuRico Gold Inc.

Date: April 17, 2014	By: /s/ Robert Chausse Robert Chausse Executive Vice President & CFO

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual & Special Meeting of Shareholders
99.2	Management Proxy Circular
99.3	Form of Proxy
99.4	By-Law Number 2
99.5	News Release - “AuRico Gold Inc. Announces Adoption of Advance Notice By-Law”